SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)(1)

                            ROYCE GLOBAL TRUST, INC.
                    (formerly ALL SEASONS GLOBAL FUND, INC.)
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   01663K-101
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 28, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
          1        NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       STEEL PARTNERS II, L.P.
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          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                      (b) / /
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          3        SEC USE ONLY

--------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*
                            NOT APPLICABLE
--------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OR ORGANIZATION

                            DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              -0-
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                   -------------------------------------------------------------
                           8          SHARED VOTING POWER

                                               -0-
                   -------------------------------------------------------------
                           9          SOLE DISPOSITIVE POWER

                                               -0-
                   -------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            -0-
--------------------------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0%
--------------------------------------------------------------------------------
          14       TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1        NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
          3        SEC USE ONLY

--------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*
                            NOT APPLICABLE
--------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OR ORGANIZATION

                            NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF            7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              -0-
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                   -------------------------------------------------------------
                           8          SHARED VOTING POWER

                                               - 0 -
                   -------------------------------------------------------------
                           9          SOLE DISPOSITIVE POWER

                                               -0-
                   -------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                               - 0 -
--------------------------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            -0-
--------------------------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0%
--------------------------------------------------------------------------------
          14       TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1        NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
          3        SEC USE ONLY

--------------------------------------------------------------------------------
          4        SOURCE OF FUNDS*
                            NOT APPLICABLE
--------------------------------------------------------------------------------
          5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6        CITIZENSHIP OR PLACE OR ORGANIZATION

                            USA
--------------------------------------------------------------------------------
      NUMBER OF            7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              -0-
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                   -------------------------------------------------------------
                           8          SHARED VOTING POWER

                                               - 0 -
                   -------------------------------------------------------------
                           9          SOLE DISPOSITIVE POWER

                                               -0-
                   -------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                               - 0 -
--------------------------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            -0-
--------------------------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               0%
--------------------------------------------------------------------------------
          14       TYPE OF REPORTING PERSON*

                            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This constitutes Amendment No. 4 ("Amendment No. 4") to Schedule 13D filed by the undersigned on September 28, 1995 (the "Schedule 13D"), as amended. Except as specifically amended by this Amendment No. 4, the Schedule 13D, as amended, remains in full force and effect. This Amendment No. 4 is being filed by the Reporting Persons, to report the sale of certain Shares by the Reporting Persons. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

                  Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  Neither Steel Partners, Services nor Warren Lichtenstein beneficially own any shares of the Registrant.

                  Items 5(a), (c) and (e) are amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) Neither Steel Partners, Services, nor Warren Lichtenstein beneficially own any shares of the Registrant.

                  (c) The following transactions in Shares have occurred since the most recent filing on Schedule 13D. All such transactions were routine brokerage transactions effected in the over-the-counter market.

Shares of Common                                                   Date of
   Stock Sold                Price Per Share                        Sale
   ----------                ---------------                        ----

                             STEEL PARTNERS II, L.P.
                             -----------------------
  521,746                            $4.60                        2/28/97


                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------
   59,436                            $4.60                        2/28/97

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

                  (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on February 28, 1997.

                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 3, 1997                   STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.,
                                            General Partner

                                       By:/s/ Warren G. Lichtenstein
                                          --------------------------
                                              Warren G. Lichtenstein,
                                              Chief Executive Officer

                                       STEEL PARTNERS SERVICES, LTD.


                                       By:/s/ Warren G. Lichtenstein
                                          --------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer


                                       /s/ Warren G. Lichtenstein
                                       --------------------------
                                           Warren G. Lichtenstein